Exhibit 99.1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

June 2, 2011

NOTICE OF EXTENSION

by BARRICK CANADA INC.

a wholly-owned subsidiary of

BARRICK GOLD CORPORATION

of its

OFFER TO PURCHASE FOR CASH

all of the outstanding common shares

(together with associated rights issued under

the shareholder rights plan) of

EQUINOX MINERALS LIMITED

at a price of Cdn.$8.15 in cash per common share

Barrick Canada Inc. (the “Offeror”), a corporation wholly-owned by Barrick Gold Corporation (“Barrick”), hereby gives notice that it is amending and supplementing its offer dated April 26, 2011 (the “Original Offer”) to purchase all of the issued and outstanding common shares of Equinox Minerals Limited (“Equinox”) (including those common shares that are represented by CHESS Depositary Interests (“CDIs”) but other than common shares directly or indirectly owned by the Offeror or any of its affiliates), together with the associated rights (the “SRP Rights”) issued and outstanding under the Shareholder Rights Plan of Equinox (collectively, the “Shares”) and any Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time upon the conversion, exchange or exercise of options (the “Options”) under Equinox’s Stock Option Plan or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than the SRP Rights), at a price of Cdn.$8.15 in cash per Share, in order to extend the expiry of the Original Offer to 5:00 p.m. (Toronto time) on June 14, 2011, as described in detail below.

On June 1, 2011, the Offeror took up 728,695,105 Shares, representing approximately 83% of the issued and outstanding Shares on a fully-diluted basis. The Offeror and its affiliates now collectively own 746,893,858 Shares, representing approximately 85% of the issued and outstanding Shares on a fully-diluted basis.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JUNE 14, 2011, UNLESS THE OFFER IS FURTHER EXTENDED.

The Board of Directors of Equinox (the “Equinox Board”), after consultation with its financial and legal advisors and on receipt of a recommendation of its special committee, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Equinox and holders of Shares (the “Shareholders”) and, accordingly, the Equinox Board has UNANIMOUSLY RECOMMENDED that Shareholders ACCEPT the Offer and DEPOSIT their Shares under the Offer.

This Notice of Extension should be read in conjunction with the Original Offer and accompanying circular (the “Original Circular”) dated April 26, 2011 (which together constitute the “Original Offer and Circular”) and the related Letter of Transmittal and the Notice of Guaranteed Delivery. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the related Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended hereby and all references in such documents to the “Circular” mean the Original Circular as amended hereby. Unless the context requires otherwise, capitalized terms used in this Notice of Extension and not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular.

The Dealer Managers for the Offer are:

In Canada	In the United States
RBC Dominion Securities Inc.	Morgan Stanley & Co. Incorporated
Morgan Stanley Canada Limited	RBC Capital Markets, LLC

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

North American Toll Free Number: 1-866-656-3731

Australia Toll Free Number: 1300-572-080

Overseas: +61 3 9415 4318

International Collect (outside North America): 1-781-575-2168

Email: askus@georgeson.com

Shareholders who have validly deposited and not withdrawn their Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on YELLOW paper) accompanying the Original Offer and Circular or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificates representing such Shareholders’ Shares, as applicable, and all other required documents, with Computershare Investor Services Inc. (the “Depositary”) at the office of the Depositary in Toronto, Ontario, Canada specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book entry transfer of Shares set forth under Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer” or (ii) follow the procedures for guaranteed delivery set forth under Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on GREEN paper) accompanying the Original Offer and Circular.

Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders should instruct their brokers or other nominees promptly if they wish to tender.

Questions and requests for assistance may be directed to the Depositary, the Dealer Managers or the Information Agent. Contact details for such persons are provided on the last page of this document. Additional copies of this document, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary, the Dealer Managers or the Information Agent at their addresses shown on the last page of this document. Copies of this document and related materials may also be accessed at www.sedar.com.

Holders of CDIs (“CDI Holders”) who have provided a valid CDI Acceptance (as defined below) to the CDI nominee, CHESS Depositary Nominees Pty Limited (the “CDI Nominee”), to accept the Offer on their behalf need take no further action. CDI Holders who wish for the CDI Nominee to accept the Offer on their behalf must give a valid CDI Acceptance (in the manner described on page (ii) of this Notice of Extension under “Notice to Shareholders in Australia and Holders of Chess Depositary Interests”) to the Australian Share Registry (as defined below) prior to 7:00 p.m. (Sydney time) on June 9, 2011 unless the Offer is extended. Barrick and the Offeror have engaged Computershare Investor Services Pty Limited as the Australian share registry (the “Australian Share Registry”) to receive and collate CDI Acceptances, to liaise with CDI Holders in relation to the Offer and to request the CDI Nominee to tender to the Offer. The contact information for the Australian Share Registry has been provided to CDI Holders. CDI Holders should contact their broker or the Australian Share Registry, for further information about their CDIs and the way in which to instruct the CDI Nominee to accept the Offer on their behalf. CDI Holders should refer to Section 3 of the Offer, “Manner of Acceptance – CDI Holders”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or make use of the services of a Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer.

All payments under the Offer will be made in Canadian dollars.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Barrick, the Depositary, the Information Agent or a Dealer Manager.

(i)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E as applicable to tender offers conducted under the U.S.-Canadian multijurisdictional disclosure system tender offer rules adopted by the SEC. The Offer is made in the United States with respect to securities of a Canadian foreign private issuer also in accordance with Canadian tender offer rules. Shareholders resident in the United States should be aware that such requirements might be different from those of the United States applicable to tender offers under the U.S. Exchange Act and the rules and regulations promulgated thereunder.

Shareholders in the United States should be aware that the disposition of Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer and Circular and such holders are urged to consult their tax advisors. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of the Circular, “Certain United States Income Tax Considerations”.

Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Shares other than pursuant to the Offer during the period of the Offer, as permitted by applicable Canadian securities laws or regulations. See Section 12 of the Offer, “Market Purchases and Sales of Shares”.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Barrick is incorporated under the laws of the Province of Ontario, Canada, that each of the Offeror and Equinox is incorporated under the laws of Canada, that the majority of the officers and directors of Barrick, the Offeror and Equinox reside outside the United States and that some of the experts named in the Offer and Circular may reside outside the United States, and that all or a substantial portion of the assets of Barrick, the Offeror, Equinox and the other above-mentioned persons are located outside the United States.

NOTICE TO SHAREHOLDERS IN AUSTRALIA AND HOLDERS OF CHESS DEPOSITARY INTERESTS

The Offer is not regulated by Chapter 6 of the Corporations Act 2001 (Commonwealth of Australia), but rather pursuant to the applicable requirements of Canadian securities laws. Australian Shareholders and CDI Holders should be aware that these requirements may be different to those which apply to a takeover offer regulated by Australian law.

CDIs are units of beneficial ownership in the Shares. Legal title to the Shares represented by the CDIs is held by the CDI Nominee. That is, the CDI Nominee is a Shareholder for the purposes of the Offer. CDI Holders are not technically Shareholders for the purposes of the Offer but can instruct the CDI Nominee to accept the Offer on their behalf in respect of the Shares corresponding with the CDIs they hold. CDI Holders may only accept the Offer by giving an instruction to the CDI Nominee. The CDI Nominee is prohibited by the ASX Settlement Operating Rules from accepting the Offer in respect of particular Shares unless it is instructed to do so by the CDI Holder whose CDIs correspond with those Shares.

To give an instruction to the CDI Nominee to accept the Offer on their behalf, CDI Holders who hold CDIs through: (i) Equinox’s Issuer Sponsored Subregister, should complete and sign the CDI Acceptance Form provided to CDI Holders and return it to the address noted on the form; or (ii) Equinox’s CHESS Subregister, should (a) if they are not a Participant, instruct their Controlling Participant (usually their broker) to initiate acceptance of the Offer on their behalf in accordance with Rule 14.14 of the ASX Settlement Operating Rules; (b) if they are a Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASX Settlement Operating Rules; (c) as an alternative to (a), complete and sign the CDI Acceptance Form and return it to the address noted on the form, in which case the Australian Share Registry will liaise with your Controlling

(ii)

Participant and request them to initiate acceptance of the Offer in accordance with Rule 14.14 of the ASX Settlement Operating Rules (each method, a “CDI Acceptance”). The Australian Share Registry will collate CDI Acceptances, present these to the CDI Nominee and request the CDI Nominee to accept the Offer on behalf of CDI Holders in respect of the relevant Shares. To enable the Australian Share Registry to carry out this process, CDI Acceptances must be received by the Australian Share Registry prior to the CDI Expiry Time (being 7:00 p.m. (Sydney time) on June 9, 2011, unless the Offer is extended).

CDI Holders should make such enquiries and take such actions as are necessary to ensure that their CDI Acceptance is received by the Australian Share Registry prior to the CDI Expiry Time. Holders of CDIs should contact their brokers, the Australian Share Registry or the CDI Nominee for further information.

Shareholders and CDI Holders should be aware that the disposition of Shares or CDIs by them as described in the Offer and Circular may have tax consequences both in Australia and in Canada. Such consequences may not be fully described in the Offer and Circular and such holders are urged to consult their tax advisors. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 18 of the Circular, “Certain Australian Income Tax Considerations”.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for Shares and is not made for any Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights). Any holder of Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert such Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares in order to acquire Shares and certificates representing such Shares and deposit such Shares in accordance with the terms of the Offer.

Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights) will have certificates representing the Shares received upon such exercise, exchange or conversion, available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures described under Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

The tax consequences to holders of Options or other securities of Equinox that are convertible into, or exchangeable or exercisable for Shares of exercising, exchanging or converting such securities is not described in the Circular. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision as to whether to exercise, exchange or convert such Options or other securities.

CURRENCY

Unless otherwise indicated, all “Cdn.$” or “$” references in this Notice of Extension are to Canadian dollars, all “Au.$” references in this Notice of Extension are to Australian dollars, and all “U.S.$” references in this Notice of Extension are to U.S. dollars.

(iii)

The following tables set forth, for the periods indicated, certain information with respect to the rate of exchange for one Canadian dollar expressed in Australian and U.S. dollars, respectively.

	January 1 - May 31, 2011	Year Ended December 31,
Cdn.$1 to Au.$	2011 YTD	2010	2009	2008
Average Rate for Period(1)	0.9962	1.0559	1.1149	1.1109
Rate at End of Period(2)	0.9684	0.9823	1.0644	1.1696

	January 1 - May 31, 2011	Year Ended December 31,
Cdn.$1 to U.S.$	2011 YTD	2010	2009	2008
Average Rate for Period(1)	1.0238	0.9709	0.8757	0.9381
Rate at End of Period(2)	1.0322	1.0054	0.9555	0.8166

(1)	Represents the period average of the noon rates as reported by the Bank of Canada.

(2)	Represents the noon rates as reported by the Bank of Canada on the last trading day of the period.

As at June 1, 2011, the Bank of Canada noon rate of exchange for one Canadian dollar expressed in Australian or U.S. dollars was Cdn.$1.00 = Au.$0.9607 or U.S.$1.0294.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this Notice of Extension, including any information contained herein as to Barrick’s or the Offeror’s strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance of Barrick management, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick and the Offeror caution the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick and the Offeror to be materially different from Barrick’s and the Offeror’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as fuel and electricity); inaccuracies or material omissions in Equinox’s publicly available information or the failure by Equinox to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information; the ability of Barrick and the Offeror to complete or successfully integrate an announced acquisition proposal; legislative, political or economic developments in the United States, Canada, Zambia, Saudi Arabia or elsewhere; the need to obtain permits and comply with laws and regulations and other regulatory requirements; operating or technical difficulties in connection with mining or development activities; availability and costs associated with mining inputs and labor; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Barrick’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities at www.sedar.com and Form 40-F on file with the SEC at www.sec.gov.

Unless otherwise indicated, the information concerning Equinox contained herein has been taken from or is based upon Equinox’s and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offeror and Barrick have no knowledge that would indicate that any statements contained herein relating to Equinox, taken from or based on such documents and records are untrue or incomplete, neither the Offeror, Barrick nor any of their respective directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Equinox to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Offeror or Barrick.

Barrick and the Offeror disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, further events or otherwise, except as required by applicable law.

(iv)

NOTICE OF EXTENSION

June 2, 2011

TO: THE SHAREHOLDERS OF EQUINOX MINERALS LIMITED

This Notice of Extension amends and supplements the Original Offer and Circular, pursuant to which the Offeror is offering to purchase all of the issued and outstanding Shares (including Shares that are represented by CDIs but other than Shares directly or indirectly owned by the Offeror or any of its affiliates), together with SRP Rights and any Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time upon the conversion, exchange or exercise of Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than the SRP Rights), at a price of Cdn.$8.15 in cash per Share, as well as the Letter of Transmittal and the Notice of Guaranteed Delivery.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Original Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended hereby and all references in such documents to the “Circular” mean the Original Circular as amended hereby. Unless the context requires otherwise, capitalized terms used in this Notice of Extension and not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular.

1.	Recent Developments

On May 1, 2011, the Equinox Board issued their directors’ circular which contains the unanimous recommendation that Shareholders accept the Offer and deposit their Shares under the Offer.

The Offeror has received required regulatory approvals in connection with its acquisition of Shares, including clearance from the Foreign Investment Review Board (on behalf of the Australian Treasurer) in Australia and unconditional approval from the Competition and Consumer Protection Commission in Zambia. The Offeror has also received confirmation that the Investment Canada Act does not apply to the Offer. All regulatory approvals that are conditions to the Offer have been obtained.

As of 5:00 p.m. (Toronto time) on June 1, 2011, 728,695,105 Shares, representing approximately 83% of the issued and outstanding Shares on a fully-diluted basis, have been validly deposited to the Offer and not withdrawn. By notice to the Depositary given on June 1, 2011, the Offeror has taken up and accepted for payment all of such Shares. Concurrently with the announcement of this Notice of Extension, the Offeror also announced that all of the conditions to the Offer have been satisfied. The Offeror and its affiliates now collectively own 746,893,858 Shares, representing approximately 85% of the issued and outstanding Shares on a fully-diluted basis.

2.	Extension of the Offer

By notice to the Depositary given on June 1, 2011 and as set forth in this Notice of Extension, the Offeror has extended the expiry of the Original Offer to 5:00 p.m. (Toronto time) on June 14, 2011, unless the Offer is further extended. Accordingly, the definitions of “CDI Expiry Time” and “Expiry Date” in the “Glossary” section of the Original Offer and Circular (found at page 7 of the Original Offer and Circular) are deleted and replaced by the following:

“CDI Expiry Time” means 7:00 p.m. (Sydney time) on the day that is two days (excluding a Saturday, Sunday and public holiday in Australia) before the Expiry Time; and

“Expiry Date” means June 14, 2011 or such later date or dates as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.

1

In addition, all references to “5:00 p.m. (Toronto time) on June 1, 2011” and to “5:00 p.m. (Sydney time) on May 25, 2011” in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to “5:00 p.m. (Toronto time) on June 14, 2011” and to “7:00 p.m. (Sydney time) on June 9, 2011”, respectively.

3.	Time for Acceptance

The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on June 14, 2011 or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

4.	Manner of Acceptance

Shares may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.

5.	Take-Up and Payment for Deposited Shares

The Offeror has taken up 728,695,105 Shares validly deposited under the Offer and not properly withdrawn. Any Shares taken up under the Offer will be paid for as soon as possible, and in any event, not later than June 6, 2011. Any Shares deposited under the Offer after 5:00 p.m. (Toronto time) on June 1, 2011 but prior to the Expiry Time will be taken up and paid for by the Offeror promptly and, in any event, not later than three business days from deposit. See Section 6 of the Offer, “Take-Up and Payment for Deposited Shares”.

6.	Withdrawal of Shares Deposited Under the Offer

Shareholders have a right to withdraw Shares deposited to the Offer as set forth in Section 8 of the Offer, “Withdrawal of Shares Deposited Under the Offer”.

7.	Consequential Amendments to the Original Offer and Circular and Other Documents

The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension.

8.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or a notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

9.	Directors’ Approval

The contents of the Notice of Extension have been approved, and the sending of the Notice of Extension to the Shareholders has been authorized, by the boards of directors of the Offeror and Barrick.

2

CERTIFICATE OF BARRICK CANADA INC.

Dated: June 2, 2011

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

/s/	KELVIN DUSHNISKY Chief Executive Officer	/s/	JAMIE SOKALSKY Chief Financial Officer

On behalf of the Board of Directors

/s/	CALVIN PON Director	/s/	SYBIL VEENMAN Director

C-1

CERTIFICATE OF BARRICK GOLD CORPORATION

Dated: June 2, 2011

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

/s/	AARON REGENT President & Chief Executive Officer	/s/	JAMIE SOKALSKY Executive Vice President & Chief Financial Officer

On behalf of the Board of Directors

/s/	PETER MUNK Director	/s/	C. WILLIAM D. BIRCHALL Director

C-2

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 7021 31 Adelaide St E Toronto, Ontario M5C 3H2	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1

Toll Free (North America): 1-800-564-6253

Overseas: 1-514-982-7555

E-Mail: corporateactions@computershare.com

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

North American Toll Free: 1-866-656-3731

Australia Toll Free: 1300-572-080

Overseas: +61 3 9415 4318

International Collect (outside North America): 1-781-575-2168

E-Mail: askus@georgeson.com

The Dealer Managers for the Offer are:

In Canada:		In the United States:
RBC Dominion Securities Inc.	Morgan Stanley Canada Limited	Morgan Stanley & Co. Incorporated	RBC Capital Markets, LLC

200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto, Ontario M5J 2W7	Suite 3700, 181 Bay Street Toronto, Ontario M5J 2T3	1585 Broadway New York, New York 10036	3 World Financial Center 200 Vesey Street New York, New York 10281

Toll Free (North America): 1-866-274-5613 Overseas: (416) 842-5596	Toll Free (North America): 1-866-880-5071 International Collect (outside North America): 212-761-3001	Toll Free (North America): 1-866-880-5071 International Collect (outside North America): 212-761-3001	Toll Free (North America): 1-866-274-5613